Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC ENVIRONMENTAL SOLUTIONS INC.

May 24, 2006

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2005.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the twelve months ended December 31, 2005.

Company Overview

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is a technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental processes and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

Sonic’s business strategy is to develop and commercialize processes that benefit or rely on low frequency sonic energy generated by Sonic’s industrial scale sonic generators, hereinafter referred to as a “Sonoprocess” (a chemical, biological or physical process enhanced or enabled by sonic energy). With this competitive advantage the Company also takes advantage of the commercial synergies of related technologies and operations, to date focused in the environmental sector.

Sonic has developed and patented several Sonoprocess applications, and has taken one of these to a full scale operation. This “PCB Sonoprocess” remediates Polychlorinated Biphenyl (PCB) contaminated soils and wastes. To date the Company has accomplished the following milestones in building the Company’s environmental operations:

  Regulatory Approval – the Company is approved to deploy the PCB Sonoprocess as a mobile treatment system in British Columbia. The Company has also applied for approval in Ontario and other major target markets. The technology was also accepted under the international Environmental Technology Verification program (ETV) which independently accredits new technologies in terms of their performance claims.
  Contaminated Site Demonstration Contract – the Company secured a contract with Juker Holdings that allows Sonic to set up on-site to remediate up to 3000 tons of PCB contaminated soil which had been contained on the site.
  Full Scale Plant Operation - the Company engineered and constructed its first full-scale, mobile PCB Sonoprocess facility in 2005 and subsequently deployed it at the Juker Holdings site. The plant was fully field tested, and has operated to remediate the soil to the levels required for safe disposal.
  Related Technology – the Company acquired the Terra-Kleen solvent extraction technology to improve and compliment its PCB Sonoprocess. By separating the extraction stage from the destruction stage, the Company is now able to handle almost any soil type and condition, avoiding much of the pre-treatment sorting, and reducing the material handling issues in the PCB Sonoprocess.
  Operations – the Company established an office in San Diego, USA through the acquisition of Terra-Kleen and now has a 13 year track record of operations with EPA recognition, including a regulatory exemption from the EPA treatment technology regulatory approval process.
  International Operating Partners – the Company works with established operating partners in the environmental sector. The Terra-Kleen technology is licensed to Mitsubishi Heavy Industries in Japan and Veolia (formerly Collex) in Australia and is in discussions with operating partners in other major target markets such as Europe and South America. In Canada the Company is working more directly on opportunities with logistics partners.

The Company’s vision is to establish and continue its role as the Sonoprocess leader. In order to carry out this vision management will:

  Build on the strengths of its primary PCB Sonoprocess and the related Terra-Kleen process by establishing international joint ventures and licensees with established environmental remediation companies. Where possible, this accelerates market access and reduces business development costs.
  Seek and evaluate opportunities for acquisitions, joint ventures or partnerships in the environmental industry to leverage the international networks and relationships which it has established. This is expected to see Sonic expand and diversify direct environmental operations in Canada through niche markets where the Company can gain a technical advantage.
  Prioritize, develop and commercialize additional Sonoprocess applications based on the size of market opportunities and the added value to business units for these markets, with involvement or collaboration of established entities. The Company is investigating the potential of using sonic generator technology in the Alberta oil sands. At this stage there have been no definitive results or agreements but discussions are ongoing. This potential is being investigated by our technical division without detracting from the core team and primary soil remediation division.

Sonic’s Board of Directors will monitor the performance of management against the following criteria:

  Growth of our North American business in the environmental sector as measured by the volume of remediated PCB contaminated soil treated, operating gross margins and total revenue generated from all related business.
  Geographical market expansion of environmental Sonoprocess and other proprietary technologies on a global scale through joint ventures, license agreements, marketing agreements or direct operations, as recognized by the number of such operations and the net contribution to earnings.
  Development of further Sonoprocess business opportunities and strengthening of the Company’s intellectual property assets.

Sonic Environmental Solutions Inc. has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

  Key experienced additions to meet the operational growth objectives of the Company.

  Strengthening and expanding the technical and business advisory boards of the Company.
  Strategic additions to the Board of Directors that directly assist the Company in meeting growth and operational objectives.

First Quarter Highlights

During the first quarter of 2006 the Company focused on integrating the Terra-Kleen extraction technology with its proven Sonoprocessê PCB destruction technology. The two technologies will be used sequentially in any PCB remediation projects and may be used concurrently on-site or independently as the specific site circumstances dictate.

Sonic acquired 100% of the shares of Terra-Kleen Response Group, Inc. immediately prior to the start of the first quarter of 2006 and will gain first hand operating experience with the Terra-Kleen technology at the Company’s Juker site in Delta, BC. Through this acquisition the Company gained the exclusive rights to Terra-Kleen’s proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants.

The Company also commenced operations of Sonic Environmental Solutions Corp. from offices in San Diego, California which continue Terra-Kleen’s established operating history in the USA.

During the first quarter, the company conducted several site treatability studies for projects the Company is either currently competing for or may in the near future. In addition to tests for more routine projects in the Greater Toronto area, the most extensive treatability study was conducted at the Company’s test facilities at the BC Research Complex on the University of British Columbia Campus for the Sydney Tar Ponds. The tests were witnessed by the University of Cape Breton as part of a submission to the Federal Environmental Assessment hearings and the University of Cape Breton received financial support from the Sydney Tar Ponds Agency. The Sydney Tar Ponds are a unique and difficult site requiring complete assurance that Sonic’s on-site solution would be completely effective as an alternative to incineration which much of the local community is opposed to.

The above testing is in support of continuing sales and marketing efforts which were largely focused on opportunities in Eastern Canada, Australia and Japan. The Company continues to receive interest from Japan and agents representing the Company arranged several meetings with possible licencees, including a visit to the Sonic facilities in Vancouver. The Terra-Kleen technology is licensed to Mitsubishi Heavy Industries in Japan and to Veolia Environmental Services (formerly Collex Pty. Ltd.) in Australia. Veolia received assistance from Sonic Environmental Solutions Corp. with permitting requirements as they get ready to start their first project.

During the quarter, the Company received notification that patents for the Company’s Sonoprocess for the treatment of PCB (Polychlorinated Biphenyl) have been allowed and will issue in India. The patents refer to the Company’s Sonoprocess for the treatment of soils and wastes contaminated with polychlorinated biphenyls. The patent relies on the use of Sonic’s low frequency sonic generator technology to chemically destroy the contaminants.

In the beginning of the first quarter, the Company’s wholly-owned USA Subsidiary renewed its license with Mitsubishi Heavy Industries, Ltd. (MHI) for its Terra-Kleen solvent extraction technology for a further six years. The six year license to MHI is non-exclusive with a revenue-based royalty.

The Company also made a preliminary application to the Sustainable Technology Development Corportation (STDC) which provides financial support for technologies which can substantially reduce greenhouse gas emissions. The Company’s application concerned the use of its low frequency sonic generator to assist in a process which would lead to recovery of bitumen and diluents in the waste streams from oil sands recovery process plants. Subsequent to the end of the first quarter, the Company learned that it had been asked to submit a detailed application. Applications require a consortium of industry and / or government organizations to demonstrate the viability of the proposed technology.

During the quarter, the Company made key senior management changes. Mr. Wes Young (formerly VP Engineering) and Mr. Matt Wilson (formerly VP of Environmental Business Development) are no longer with the Company. Mr. Claudio Arato joined the Company as Engineering Manager and will be overseeing all project operations. Mr. Arato has an extensive background in process engineering. Mr. Alan Cash, will be assisting with environmental projects in Canada in addition to his duties as President of USA operations. The Company expects to appoint a senior manager to be responsible for environmental operations in eastern Canada and USA later in the year.

At the end of the first quarter, the Company closed a private placement issuing 2,797,223 units to subscribers at a price of $0.90 per unit with each unit consisting of one common share and one-half of one share purchase warrant, for gross proceeds of $2,517,500. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement the Company paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at March 31, 2006. For additional detail, see Note 11 to the financial statement for the three months ended March 31, 2006.

At March 31, 2006	Number Outstanding
Common shares	22,656,573
Options to Purchase Common Shares	2,362,000
Warrants to Purchase Common Shares	2,503,611

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and related costs for the periods ended December 31, 2005, December 31, 2004, December 31, 2003 During 2003 the Company’s year end was changed from January 31st to December 31st.

	December 31,	December 31,	December 31,
	2005	2004	2003

Total revenues	$1,114,439	$1,093,387	$87,225
Loss before discontinued operations
and extraordinary items	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Loss for the period	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Total assets	$10,303,680	9,906,729	$8,282,676
Total long-term financial liabilities	$1,001,713	-	-
Cash dividends declared	Nil	Nil	Nil

The Company focused on its strategy to commercialize and deploy its technology during 2004 and 2005. This included the hiring of additional management, increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity and the write down of Plant Two, (see Note 4 in the Financial Statements) losses were $6,106,741 (December 2004 - $2,256,602, December 2003 - $1,178,505. The Company received $738,738 upon the exercise of warrants during 2005 and $312,750 with the exercise of options. The change in assets to $10,303,680 (December 2004 - $9,906,729) is attributable to the continued investments in property, plant and equipment of $2,535,323, deferred development costs of $2,544,321 (this includes the acquisition of Terra-Kleen) and patent costs of $46,603. The Company completed a $2.2 million private placement in September 2005. In December 2005, the Company completed the acquisition of Terra-Kleen Response Group, Inc.

Results of Operations

	Three months ended
	Mar 31, 2006	Mar 31, 2005
REVENUE	$243,574	$280,032
OPERATING COSTS	$498,687	$248,383
EXPENSES
Advertising	$50,801	$29,411
Amortization of deferred development costs	89,991	-
Amortization	$156,050	$21,782
Automobile	$20,638	$17,300
Bank charges and interest	$924	$283
Insurance	$45,413	$30,775
Legal and accounting	$78,657	$50,623
Office, postage and printing	$20,242	$23,235
Rent	$58,978	$45,833
Research and development	$11,109	$12,619
Salaries and wages	$388,920	$309,676
Salaries and wages-stock compensation	$130,801	$277,137
Shareholder relations	$2,384	$687
Shareholder relations-stock compensation	$19,815	-
Telephone and utilities	$22,134	$12,849
Trade shows	$9,007	$9,092
Transfer agent, regulatory fees	$8,420	$6,753
Travel and promotion	$68,984	$52,128
TOTAL EXPENSES	$1,183,268	$900,183
Interest Income (Expense)	($42,464)	$27,748
Foreign exchange gain/(loss)	(7,142)	-
LOSS FOR THE PERIOD	$1,487,987	$840,786

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues were attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues were attributable to its first commercial contract with Juker Holdings Ltd. This contract allowed the Company to construct and test the first full scale PCB Sonoprocess directly on-site and then proceed with the first full scale field trials. Work at this site will be concluded after integration of the Terra-Kleen technology to gain operating experience before equipment is demobilized from the site.

Revenues from PCB collection and disposal for the three months ended March 31, 2006 were $243,574 (2004 – $280,032). Revenue from the Juker site were $157,010 (2004 - $194,985). The March 31, 2006 interim consolidated financial statements recognize the full estimated loss for the project to completion as required by Canadian GAAP.

General Expenses

The components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

Advertising expenses increased in 2006 over 2005 with increased emphasis placed on marketing to prospective clients. Sonic has an agreement with Renmark Financial Communications Inc. to assist the Company with a comprehensive investor relations program. The payment terms of this agreement are $5000 per month subject to a 6-month trial agreement.

During the first quarter, Sonic launched their new website to incorporate the acquisition of Terra-Kleen. In addition, the Company had advertising in nationally distributed environmental magazines.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment and deferred development costs.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses.

Sonic has entered into five vehicle leases. Automobile expenses include costs for lease payments, insurance and maintenance.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

The increase of costs over the first quarter of 2005 reflects the increase in capital assets due to the manufacturing of Sonic’s first commercialized plant.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisition, financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic anticipates that its legal and accounting costs will remain at this level as Sonic is now a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia, Contech’s facility in Richmond, British Columbia and the US Subsidiary’s facilities in San Diego, California and Fayetteville, North Carolina.

Sonic’s head office lease payments commenced January 1, 2005. Sonic received a tenant improvement allowance at the new premises. This allowance has been set up as a liability, long-term with the current portion shown separate, to be amortized as a reduction to the rent expense over the five-year life of the lease. Rent will increase in 2006 over 2005 due to the acquisition of Terra-Kleen and maintaining their US facilities.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, Contech and Sonic Corp. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The increase in salaries and wages over 2005 is attributable to the additional employees hired by the Company in the latter part of 2005 and the first quarter of 2006. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and subsequent annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Sonic’s telephone and utility expenses have increased in each period consistent with the expansion of Sonic’s operations.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

During the first quarter, Sonic attended the Federal Contaminated Sites National Workshop and Trade Show in Ottawa, Ontario and GLOBE 2006 Conference and Trade Fair in Vancouver, British Columbia. Both trade shows presented opportunities for exposure of the Sonoprocess technology to both national and international environmental markets and were attended by government officials and leaders in environmental innovation from over 75 nations.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada. In the first quarter, annual payments were due to the regulatory authorities.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology.

The increase in travel and promotion is due to the increase in the number of Sonic’s executives. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations.

Interest Expense

Sonic’s interest expense is attributable to interest expenses less the interest earned on Sonic’s liquid investments, including cash and cash equivalents.

The significant decrease in interest income over 2005 is attributable the issuance of debentures in the end of 2005 and their associated interest expense. In addition, there is interest associated with the debts from the acquisition of Terra-Kleen which are being eliminated over the first half of 2006.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

CHANGE IN ACCOUNTING POLICIES

Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs"), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard does not have an impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that materials information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

RELATED PARTY TRANSACTIONS

During the current period, salaries of $102,500 (2005 - $102,500) were paid or accrued to directors and officers.

At the end of the first quarter, $31,881 (2005 - $13,149) was owing to directors, officers and related entities. These amounts are non-interest bearing and have no specific terms of repayments and were incurred in the normal course of operations.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total	Loss for the	Loss per
	revenues	period	share -
	(including		basic and
	interest)		diluted
March 31, 2006	$243,574	$1,487,987	$0.09
December 31, 2005	$222,167	$2,636,353	$0.17
September 30, 2005	$299,827	$1,446,146	$0.08
June 30, 2005	$325,199	$1,183,456	$0.07
March 31, 2005	$307,780	$840,786	$0.05
December 31, 2004	$774,836	$590,153	$0.03
September 30, 2004	$285,523	$674,403	$0.04
June 30, 2004	$69,384	$570,929	$0.04

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology. This has resulted in increased losses on a quarter by quarter basis. The Company has hired several personnel and expanded offices during this period. The Company’s policy of recording stock-based compensation expense has contributed to the increase in losses.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $2,493,684 at March 31, 2006, compared with $1,216,933 at December 31, 2005.

Cash and Cash Equivalents

Sonic had cash of $3,515,808 at March 31, 2006 compared to cash of $1,952,988 at December 31, 2006. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

Cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities increased to $706,227 for the period ending March 31, 2006 compared to $231,052 for the previous year.

Cash Used in Investing Activities

During the first quarter, Sonic used $100,280 of cash in investing activities compared to $2,237,046 in 2005. Cash used in investing activities included $16,865 for property, plant and equipment, and $12,427 of patent maintenance costs.

Cash Generated by Financing Activities

During the first quarter, Sonic generated $2,369,327 from financing activities. This consisted of the issuance of shares.

During the period, Sonic issued 2,797,223 units for cash proceeds of $2,517,500, less issuance costs of $142,060 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement, the Company paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

Other financing activities included the exercising of previously outstanding options. 20,000 options were exercised for cash proceeds of $10,000.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate positive cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the end of March 31, 2006, Sonic had 2,362,000 stock options and 2,503,611 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.81 per share. The outstanding warrants have a weighted average exercise price of $1.73 per share. Accordingly, as at March 31, 2006, the outstanding options and warrants represented a total of 4,865,611 shares issuable for a maximum of $8,825,033 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. In addition, the US Subsidiary has a twelve month lease for their facility in San Diego to January 31, 2007. The future lease obligations are as follows:

Amount

2006	$151,661
2007	$137,949
2008	$127,315
2009	$126,903

Certain management employment contracts have been entered into. On a go forward basis the employment obligations are as follows:

Amount

2006	$560,400
2007	$185,400
2008	$140,400

No other material commitments have been made to date.

Outlook

The Company is expanding operations to Ontario and Quebec in order to address remediation opportunities. The Company plans to have operating remediation facilities available for on-site remediation projects and at a regional receiving facility for smaller sites which cannot support on-site treatment.

The Company expects to complete operations at the Juker Holdings site with respect to its existing PCB Sonoprocess and newly acquired Terra-Kleen technology. Now that the Company has successfully proven the viability of its core sonic generator technology, the Company is positioned to attract partners for other Sonoprocess applications in industrial sectors. Such industrial process opportunities require development partners as they typically involve extensive infrastructure and new technology must involve little or no technical risk to be considered. In 2006 the Company will allocate resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract an industry development partner. Work in the oil and gas sector is being advanced.

The operations of the Company will remain focused on commercialization of environmental technologies. New business development will be limited to environmental opportunities with direct synergies to our existing operations. The Company will focus its technology development efforts on new Sonoprocess opportunities.

Over the next year Sonic will continue to focus on three key objectives:

  Growth of environmental operations in North America through operating partnerships.
  New International license or joint venture earnings from environmental technologies.
  Technical and business development of new Sonoprocess opportunities in other process industries.

Business Risks

The risks associated with Sonic's business include:

Market Risk

Sonic's business plan contemplates that it enter into agreements to remediate PCB contaminated soil using its proprietary technologies. To date, the Company has secured one soil remediation contract in Canada and operates licensing arrangements in Japan and Australia for the Terra-Kleen process. In order to generate revenue and be commercially successful as an enterprise, it is important that Sonic obtain additional soil remediation contracts. There is no assurance that the Company will be able to secure any additional contracts or otherwise generate revenues from soil remediation operations.

Technical Risk

Sonic has operated its PCB Sonoprocess on a commercial scale at its initial soil remediation project. While the generator itself has met or exceeded expectations, the overall soil remediation process has been hampered by a build-up of fine organic material in the solvent used for the extraction process that prevents the solvent from being re-circulated and by greater than anticipated material handling requirements to make the soil ready for processing through the generator. The Company believes that the Terra-Kleen on-site process for extracting PCB from contaminated soil will be a complete solution to these issues. The Terra-Kleen process has been used successfully on several major projects and is based on proven technology. Nevertheless, the Company has not implemented the combined Sonoprocess and Terra-Kleen process on a commercial scale, and there is no guarantee that the Terra-Kleen process will resolve the issues encountered in the Company's Sonoprocess operations.

Financial Risk

In 2005 the Company undertook a full scale soil remediation project in which it extracted and destroyed PCBs in soil to levels that met all required government regulations. However, Sonic is integrating the Terra-Kleen process into its operations and has otherwise not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect operating costs. Factors that could increase costs of operation beyond anticipated rates include unanticipated rates of maintenance, unanticipated inefficiencies in operations, any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may limit the application of the Company's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation, and ultimately reduce revenues.

Since operations commenced in 2000 the Company has operated on a start-up basis. Like most start-up companies, Sonic has consistently incurred losses. The Company is attempting to transition its business from a start-up model to one that is based substantially on revenue growth and potential profitability, but has not achieved that goal at this point. Sonic cannot guarantee that it will achieve profitability in the future, and a failure to do so will negatively impact on the Company's share value.

Insurance Risk

Sonic's operations are governed by numerous laws and regulations at various levels of government. These laws and regulations regulate the operation and maintenance of facilities, the discharge of materials into the environment and other environmental protection issues. Sonic must obtain and comply with a number of permits and meet several environment-related regulatory obligations in connection with PCB remediation operations. Under these laws and regulations, the Company could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. This includes liability in the event that employees are exposed to contaminated material. The Company maintains a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks. Nevertheless, even if the loss from an environmental-related incident were covered by insurance, such an incident would likely have a negative impact on the financial condition of the Company. Furthermore, the costs of complying with environmental laws and regulations in the future may harm the Company's business, particularly if there are future changes in environmental laws and regulations that result in stricter standards and enforcement, larger fines and liability or increased capital expenditures and operating costs.

Regulatory Risk

Sonic has obtained regulatory approval of its Sonoprocess for treatment of PCB contaminated waste in British Columbia; however, this does not guarantee that regulatory approval will be received in other parts of Canada, or anywhere else. The Terra-Kleen PCB extraction process has been approved for use in Ontario and is recognized in U.S. Environmental Protection Agency regulations as not requiring further approval as a treatment process. The Company expects that this will also be the case in other regulatory jurisdictions that differentiate between treatment and extraction of a contaminant. In most places, regulatory approval is required before the Company will be able to use its treatment technologies commercially. If regulatory approval is not obtained, Sonic will not be able to use its PCB Sonoprocess to complete soil remediation contracts outside of British Columbia.

Management Risk

Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the ability of the Terra-Kleen process to address limitations imposed on the PCB Sonoprocess operations by the build up of fine organic material, the timing for completion of the Juker Project, planned hiring of new executives, the timing and scope of future soil remediation contracts and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.